Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T 604-682-2205 F 604-682-2235 www.gencoresources.com info@gencoresources.com

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company:

Genco Resources Ltd.
Suite 550 – 999 West Hastings Street
Vancouver, BC V6C 2W2

Item 2.	Date of Material Change:

May 28, 2009

Item 3.	News Release:

A News Release was issued May 28, 2009 through Marketwire.

Item 4.	Summary of Material Change:

Genco Resources Ltd. has completed the second and third tranches of its fully subscribed private placement by issuing 5,166,668 units at a price of CAD $0.24 per unit for gross proceeds of CAD $1.24 Million. Each unit consisted of one common share and one warrant to purchase a further share for CAD $0.35 for a period of three years. Following completion of all three tranches, a total of 20,799,668 units have been issued for gross proceeds of CAD $4,991,920.

Item 5.	Full Description of Material Change:

Please see attached News Release.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7.	Omitted Information:

The undersigned is aware of no information of a material nature that has been omitted.

Item 8.	Executive Officer:

Mr. Robert Gardner, Acting CEO and Co-Chairman of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 682-2205.

Item 9.	Date of Report:

May 28, 2009

Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T 604-682-2205 F 604-682-2235 www.gencoresources.com info@gencoresources.com

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES OF AMERICA

GENCO COMPLETES FINAL TWO TRANCHES
OF $5 MILLION PRIVATE PLACEMENT

May 28, 2009 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) is pleased to report it has completed the second and third tranches of its fully subscribed private placement by issuing 5,166,668 units at a price of CAD $0.24 per unit for gross proceeds of CAD $1.24 Million. Each unit consisted of one common share and one warrant to purchase a further share for CAD $0.35 for a period of three years. Following completion of all three tranches, a total of 20,799,668 units have been issued for gross proceeds of CAD $4,991,920. The proceeds from the financing will be used for general working capital purposes, and for further development of the Company’s projects in Mexico.

Casimir Capital L.P. of New York, NY acted as agent in each tranche of the placement. Casimir was paid a fee of CAD $99,200 for the last two tranches (8% of the proceeds) and issued 258,334 broker’s warrants (5% of the number of units sold). Each broker warrant is exercisable to purchase one common share at CAD $0.35 for a period of three years.

As part of a ‘gypsy swap’ carried out in conjunction with the third tranche, the wife of James R. Anderson, one of Genco’s Co-Chairmen, purchased CAD $240,000 worth of units. Mrs. Anderson had previously sold 1,000,000 common shares from her personal shareholdings. In consideration for the purchase of such shares by an investor, Mrs. Anderson delivered 500,000 share purchase warrants to such investor from the units acquired.

About Genco Resources Ltd.

Genco’s core asset is the producing La Guitarra silver-gold mine, located in the Temascaltepec Mining District of Mexico. La Guitarra Mine currently consists of two underground operation centres – La Guitarra and San Rafael – and a flotation mill with a proven capacity of 320 tonnes per day. Genco believes significant potential exists to expand production within the 39,714 hectares of mining concessions it currently owns or leases in the Temascaltepec Mining District.

For further information, please contact:

Ms. Jada Soomer
Manager, Corporate Communications
Telephone: 604-682-2205
jsoomer@gencoresources.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the “U.S. Securities Act”) or any State securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.